UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                             Commission File Number 001-14757

ISSUER: DRYCLEAN USA, Inc. EXCHANGE: Chicago Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed an d/or registered)
290 N.E. 68 Street, Miami, Florida 33138 (305)754-4551
(Address, including zip code, and telephone number.,i ncluding area code, of Issuer’s principal executive offices)
Common Stock, $.025 Par Value
(Description of class of securities)

Please place an X in the box to designate the rule provision upon to strike the class of securities from listing and registration

☐     17CFR 240.12d2-2(a)(1)

☐    17CFR 240.12d2-2(a)(2)

☐    17CFR 240.12d2-2(a)(3)

☐   17CFR 240.12d2-2(a)(4)

☐     Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, DRYCLEAN USA, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 14, 2007	By /s/ Michael S. Steiner	President
Date	Michael S. Steiner	Title